Form 10-K, Exhibit 13
period 1996-10-31
RCM TECHNOLOGIES INC
filed 1997-01-15
CIK 700841

EXHIBIT 13
                       ANNUAL REPORT TO SECURITY HOLDERS
[Inside Front Cover]





                             RCM TECHNOLOGIES, INC.

                        Professional Staffing Specialists



         RCM Technologies, Inc. is a publicly traded corporation listed on the NASDAQ exchange (RCMT), with corporate headquarters in Pennsauken, New Jersey. Operating through three wholly-owned subsidiaries -- Cataract, Inc.; Consortium, Inc.; and Intertec Design, Inc. -- RCM is a full-service, national, outsource provider of contract, temporary and full-time personnel. Emphasis is on providing specialized professional staff in engineering, information technology and healthcare functions. RCM and its subsidiary companies serve [more than 700] clients through 29 branch offices in 11 states.

                               PRESIDENT'S LETTER


Dear Shareholders, Clients, Colleagues and Friends:

         I am pleased to report that RCM Technologies, Inc. registered outstanding performance in 1996. The company grew dramatically in size and geographic scope, and 1996 was a record year in terms of revenues and earnings. Earnings per share rose 96%, from $.28 in 1995 to $.55 in 1996, on revenue growth of 127%, from $26.9 million in 1995 to $61.0 million in 1996.

         In addition to corporate growth in revenue and earnings, RCM also achieved significant advances in market capitalization. RCM's stock price increased 178% to $9.56 per share by fiscal year end, compared to $3.34 at year end 1995. In brief, 1996 has been an exceptional year for RCM and its stockholders.

         Further, 1996 was a year of dramatic strategic transformation for RCM. The company's overall size was increased to compete more effectively for larger clients. Also, the company's traditional base of expertise in professional engineering and technical personnel was broadened to include specialties in information technology and healthcare personnel. Both transformations, accomplished primarily by means of strategic acquisitions, greatly enhance our company's national market presence and our depth of experienced management.

         The 1996 acquisition of Consortium, Inc., a strong regional provider of specialty staffing, establishes RCM in the two fast-emerging professional arenas of information technology and healthcare staffing. The 1995 acquisition of Cataract, Inc. expanded the company's existing strength in the engineering, technical, scientific and public utilities fields.
         To maximize growth, profitability and consistent high earnings under a variety of market conditions, RCM emphasizes the acquisition of entities in fields with rapidly accelerating personnel needs and most favorable profit margins. Consortium and Cataract fit these criteria and fulfill our goal of focusing ever more prominently on areas of specialty professional staffing.

         We see our role in the industry as that of efficient consolidator. Since many staffing organizations are small and privately held, there are abundant potential candidates for acquisition. In the coming year, we intend to continue the company's expansion through strategic acquisitions.

         With growth and results come recognition. Our success has produced increased visibility for RCM among various investment communities.

         The outlook for RCM Technologies, Inc. is exciting. We anticipate another rewarding year, and we expect that RCM's growth in per share earnings will be recognized by the public marketplace.

         With thanks to our talented management team and to the invaluable contributions of our highly skilled employees throughout the nation, I look forward confidently to another record year.

Sincerely,




LEON KOPYT
Chairman of the Board, President and Chief Executive Officer.

                                  RCM IN BRIEF


Balanced organization.

         RCM is the parent company for three wholly-owned subsidiaries, as shown here.

                          [INSERT ORGANIZATION CHART.]

         Founded in 1968, Intertec Design, Inc. is headquartered in Cherry Hill, NJ. Intertec has approximately 1,500 employees under contract, primarily in the field of professional engineering and scientific support services. Consortium, Inc., founded in 1975, provides approximately 800 employees to organizations in information technology, healthcare and general office administration. Cataract, Inc., founded in 1976, has approximately 150 employees under contract daily, primarily in the fields of professional engineering and technical and scientific support services.

         About 80 percent of RCM's revenue is derived from professional specialty staffing and 20 percent from general administrative and clerical personnel. Emphasis will continue to be on professional and technical specialty segments.

                           [INSERT REVENUE PIE CHART.]


Diversified Staffing Specialists

         The combined RCM companies provide 2,450 full-time and part-time, on and off-site contract employees annually to clients through 29 offices nationwide, with greatest concentration in the eastern and far western regions of the nation. Staffing disciplines include:

     1.Professional engineers, designers, drafters, CAD/CAM and technical staff.

     2.Computer consultants, analysts and technicians, including communications, software and network services.

     3.Speech, occupational and physical therapists and relief nurses.

     4.General office, clerical, administrative and light industrial personnel.


Lower Overhead; Dedicated Client Service.

         RCM's corporate management and administrative infrastructure are streamlined to accelerate the smooth integration of acquired companies and to maintain a competitive cost structure. Fully automated, centralized corporate support services help achieve economies of scale while leaving branch offices free to deliver highly responsive and individualized service to clients.


Increased Visibility Spurs Investor Interest.

         As the investment community identifies an emerging high-growth company that excels, this generally leads to higher stock value for shareholders and additional leverage for the company to finance future growth. RCM has received noteworthy positive coverage this year from securities' analysts and institutional research firms. The attention of independent analysts has helped raise RCM's profile among investors, lenders and potential acquisition targets.

                                INDUSTRY OVERVIEW

Downsizing creates unparalleled opportunity.

         In the wake of downsizing and the accompanying reduction of internal operations to core elements, more and more U.S. companies are relying on staffing providers and outsourcers like RCM Technologies to fill their needs for specialized professionals for short or long-term assignments. The advantages of outsourcing and contract employment have become quickly and irrefutably evident to the lean companies of the '90s, and all indications are that the trend will not only continue but also intensify.

Delivering flexibility now and for the future.

         Companies today want to concentrate on their core businesses -- not on the intricacies of human resource functions. RCM delivers highly qualified employees where, when and for how long they are needed -- with contracts customized to meet each client's precise requirements. The client company can easily expand or contract its workforce without assuming long-term commitment or responsibility for regulatory compliance and other employer details. RCM performs human resource functions for clients, including continuing education and upgrading of workers' professional skills as technology continues to transform the workplace.

Emerging markets -- "knowledge jobs" and specialists.

         Every industry feels the impact of changing technology. On-staff specialists are needed to keep up with advances, whether in CAD/CAM applications at engineering firms or for updating computerized patient charts in state-of-the-art hospitals. Information technology is a science that barely existed ten years ago; now most corporations need these knowledge workers to stay current.

         RCM meets clients' demands for high-caliber, experienced, trained professionals and technicians in fast- growing specialties, whether the client needs them full time for years or on demand for short-term projects.

                                               CAPTURING OUR MARKET


Building Long-term Relationships.

         Success in the staffing industry is an ongoing process based on long-time partnering with clients. In RCM's almost 30 years of operation through our Intertec unit, we have established enduring relationships of mutual trust in which clients rely on RCM to fill contingent needs and to act in their best interests as a surrogate human resource department. Dozens of high-profile national clients have chosen RCM as a provider for more than ten years, including these:


AT & T                    Dow Chemical USA       Paramount Pictures
Amtrak                    Dow Corning Corp.      Price Waterhouse
Astra Merck               Ethan Allen            Public Service Electric & Gas
Bayer Corp.               First Chicago          Reynolds Metals Co.
Bell Atlantic             General Electric       Sandoz Pharmaceuticals
Boeing                    Goya Foods             Sears
Brunswick Corp.           Guess ?, Inc.          Showtime Networks, Inc.
Chesebrough Pond's USA    Hemlock Semiconductor  Steelcase, Inc.
Citibank                  MCI                    Swiss Bank
City of Los Angeles, CA   Mellon Bank            The Chase Manhattan Bank
City of Pasadena, CA      Mercedes Benz          Tennessee Valley Authority
Consolidated Edison       Merrill Lynch          United Parcel
Coopers & Lybrand         Northeast Utilities    United Technologies, Inc.
Deloitte & Touche         PECO Energy            Westinghouse



Providing Exceptional Value Added:
"Enabling" Our Clients' Success

         RCM's outstanding client retention record attests to the company's ability to respond appropriately, responsibly and quickly to client needs. This includes the ability to anticipate what new employment sectors will be most necessary and valuable for our clients' future success in meeting the demands of their workplace, business climate and competitive environment.

         RCM recruits and cultivates superbly qualified employees and keeps them constantly challenged and consistently competent to meet technology's latest advances and clients' evolving needs. The educational edge is kept sharp by on-site training at RCM and through RCM's affiliations with educational institutions.

Reducing employment complexity for clients.

         RCM relieves the client's burden of the human resource function. RCM manages the administrative and regulatory compliance complexities involved in being an employer -- even developing incentive plans, professional career tracks, and promotional opportunities to keep workers interested, motivated and aimed at continual improvement.

         Projects for clients can be performed on-site at RCM facilities, saving overhead for clients and ensuring total confidentiality of projects. RCM can also provide engineers and other professionals with established clearance at the U.S. Defense Department's "Secret" level.

                                FUTURE PROSPECTS


         The transformation of RCM Technologies, Inc. continues with an aggressive acquisition strategy, seeking staffing companies with strong regional presence and significant revenues and client bases. Emphasis is on identifying management talent and strategic business development opportunities in high-margin specialist professional sectors with diverse geographic coverage and intrinsic cultural diversity.

         At RCM, members of our outsourcing workforce are flexible, professional, mobile, cross-trained, entrepreneurial and performance-oriented. We consistently and completely equip our clients to meet the specialized manpower challenges of lean organizations. Looking ahead, we see that the continuing downsizing of U.S. corporations provides the most conducive opportunity for RCM's continuing rise to the top of the field.

                                   The Source of Capable, Qualified, Specialized
                                         Professional Staff As Needed: RCM.

                                                        XXX

The Company's Common Stock is traded on the NASDAQ Small Cap Market under the NASDAQ Symbol RCMT. The following table sets forth high and low bid prices by calendar quarters for the periods indicated, as reported by the National Association of Securities Dealers, Inc. Bid quotations represent prices between dealers; they do not include retail markups, markdowns or other fees or commissions and do not necessarily represent actual transactions.

                                                                                 Common Stock
                  Fiscal 1995                                           High                      Low

                  First    Quarter                                      3.75                     2.97
                  Second   Quarter                                      3.90                     3.28
                  Third    Quarter                                      3.44                     2.50
                  Fourth   Quarter                                      4.06                     2.97

                  Fiscal 1996

                  First    Quarter                                      6.25                     2.66
                  Second   Quarter                                     13.25                     4.22
                  Third    Quarter                                     15.38                     5.75
                  Fourth   Quarter                                     12.88                     7.00

     Holders

     As of January 7, 1997, the approximate number of holders of record of the Company's Common Stock was 1,858. Based upon the requests for proxy information in connection with the Company's most recent Annual Meeting of Stockholders, the Company believes the number of beneficial owners of its Common Stock exceeds 4,800.

     Dividends

     The Company has never declared or paid a cash dividend on its Common Stock. It is the current policy of the Company's Board of Directors to retain all earnings to finance the development and expansion of the Company's business. The Company's Revolving Credit Facility prohibits the payment of dividends or the making of distributions on account of the capital stock without the consent of Mellon Bank, N.A.

     Shares Eligible for Future Sale

     As of January 7, 1997, the Company has 4,815,676 shares of Common Stock outstanding. Of these shares, a total of approximately 2,889,913 are freely tradeable without restriction or further registration under the Securities Act. The remaining 1,928,263 shares of Common Stock outstanding are "Restricted Securities" as that term is defined in Rule 144 under the Securities Act, of which approximately 1,847,763 are held by "Affiliates" (as defined in the Securities Act) of the Company.

     The Restricted Securities are subject to all of the limitations on resale imposed by Rule 144. In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock and the reported average weekly trading volume in the over-the-counter market for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

     Sales of Restricted Securities, may, however, occur prior to the expiration of the holding period under Rule 144 by virtue of registration rights granted by the Company in connection with the recent acquisitions of Cataract, The Consortium, Consort MD, as well as the recent placement to Limeport Investments, LLC, a principal stockholder. Pursuant to these registration rights, the Company has agreed to file a registration statement with the Securities and Exchange Commission for the purpose of permitting open market or private resales of shares of Common Stock held by such stockholders on the following basis:


                  Amount of Shares                   Date of Registration

                     276,625 shares                  February 15, 1997
                   1,300,000 shares                  February 15, 1997
                      36,827 shares                  May 1, 1998
                     312,311 shares                  August 30, 1998

                             SELECTED FINANCIAL DATA

The selected historical consolidated financial data was derived from the Company's Consolidated Financial Statements The selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, and notes thereto, included elsewhere herein. The pro forma consolidated financial data give effect to all businesses acquired by the Company through October 31, 1996, as if such acquisitions were consummated as of the beginning of the period. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisitions been consummated as of the beginning of the period or that might be attained in the future.

                                                Historical
                                                Year  Ended October  31,

                               Pro Forma
                                1996              1996               1995              1994             1993             1992

Income Statement

   Revenues                    $75,075,000       $61,039,173      $26,915,737       $29,238,995      $28,633,408       $26,864,305

   Income
    from continuing
    operations                 $ 2,764,000       $ 2,367,939      $   849,105       $ 1,426,005      $   733,025       $    91,879

   Loss from
    discontinued
    operations                                                                                                        ($  1,029,186)

   Net income (loss)           $ 2,764,000       $ 2,367,939      $   849,105       $ 1,426,005      $   733,025      ($    937,307)


Earnings (Loss) per Share

   Income
    from continuing
    operations                        $.57              $.55             $.28              $.49             $.25              $.03

   Loss from
   discontinued operations                                                                                                   ($.36)

   Total primary (1)                  $.57              $.55             $.28              $.49             $.25             ($.33)

   Fully diluted                      $.57              $.55             $.28              $.49             $.25             ($.33)


Balance Sheet

   Working capital                              $  6,771,434     $  3,327,904        $5,200,609       $3,736,073        $ 2,942,756
   Total assets                                 $ 24,406,620     $ 10,301,555        $6,546,839       $5,333,939        $ 5,096,528
   Long term debt                               $    562,312                         $   35,496       $   74,397        $   128,600
   Total liabilities                            $  8,186,510     $  2,774,970        $1,069,359       $1,287,932        $ 1,802,140
   Shareholders' equity                          $16,220,110     $  7,526,585        $5,477,480       $4,046,007        $ 3,294,338

   (1) Based on average number of common stock outstanding during the years ended October 31, 1996, 1995, 1994, 1993 and 1992 of 4,320,571, 3,007,969,
   2,930,276, 2,878,411 and 2,867,913, respectively (net of treasury stock).


                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


Private Securities Litigation Reform Act Safe Harbor Statement

     When used in or incorporated by reference into this Report, the words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements regarding events and financial trends which may affect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially. Such factors are described in summary within the Company's Annual Report on Form 10-K for the year ended October 31, 1996.


Introduction

     Through its wholly-owned subsidiaries, the Company offers a broad range of staffing services through its four (4) primary operating groups:
     Professional Engineering and Technical, Information Technology, Specialty Health Care and General Staff Support. The Company provides services on a national basis through 29 branch offices in 11 states to a well diversified base of national, regional and local clients. To respond to fragmentation of the industry and in order to better serve the needs of larger national and regional accounts, since 1994 one of the Company's principal business strategies was to achieve growth through expansion and acquisition. Towards this end, since 1994, the Company has successfully completed the acquisition of five (5) companies, each with long-standing operating histories and well established management and infrastructures. In addition, the Company continues to identify and engaged in discussions with possible acquisition candidates.

     The acquisitions have been accounted for using the purchase method of accounting. Accordingly, the results of operations for each of the acquired companies has only been included within the Company's consolidated results of operations following the date of acquisition. On a proforma basis, had the acquisitions completed during fiscal 1996 occurred on November 1, 1995, the Company's revenues and net income during Fiscal 1996 would have been approximately $75 million and $2.8 million, respectively.

     Since 1994, the Company has experienced significant growth reflected in, among other factors, the addition of 18 new offices and an increase in gross revenues and net income from $29.2 million and $1.4 million to $61 million and $2.4 million, respectively

     The Company has also adopted as one of its primary operating strategies a shift towards higher margin more specialized services. The historical origins of the temporary staffing industry in the low margin clerical labor force have been replaced by higher margin technically challenging positions involving the delivery of health care, engineering, computer and information technology services.

     Temporary personnel placed by the Company are generally employed by the Company. Accordingly, the Company is responsible for employee workers' compensation, unemployment compensation, insurance, Medicare and Social Security Taxes and general payroll expenses. Generally, the Company bills its clients for the hourly wages paid to its temporary employees plus a negotiated markup. Depending on the arrangements negotiated with the client, the markup may be fixed or may allow direct pass-through of increases in expenses such as unemployment compensation insurance and workers' compensation insurance. Because the Company generally pays its temporary employees only for the hours they actually work, wages for the Company's temporary personnel are a variable cost that increase or decrease in proportion to revenue.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     Management's Discussion and Analysis of
           Financial Condition and Results of Operations - (Continued)


Introduction - (Continued)

     The Company continues to direct its resources and streamline its operations in response to changing economic conditions. The Company has developed an operating model which consists of a strong balanced approach to management, while maintaining an entrepreneurial spirit. Corporate management focuses on the overall performance of the Company. It establishes and maintains financial controls and provides financial data processing and administrative assistance to all its operating offices. It develops the business strategy, goals and general operating guidelines for the Company, maintains strong relationships with the Company's principal customers, and oversees local management of operations. The Company believes that its performance-based compensation structure is a key factor to its success.

     The present downsizing of U.S. Corporations is a "permanent phenomenon" which management believes is essential in order to achieve productivity improvements, payroll cost reduction and work force flexibility.


Results of Operations

                                                                          Years Ended October 31,
                                                                  1996                 1995                     1994
Revenues                                                       $61,039,173           $26,915,737            $29,238,995
Cost of Services                                               $48,779,886           $22,378,817            $23,863,889
Selling, general and administrative                             $8,914,102            $3,549,810             $3,674,102
Depreciation and amortization                                     $329,680              $130,397                $93,141
Interest expense                                                  $163,811               $38,158                $34,196
Income before income taxes                                      $2,821,478              $942,605             $1,613,048
Income taxes                                                      $453,539               $93,500               $187,043
Net income                                                      $2,367,939              $849,105             $1,426,005
Earnings per share                                                    $.55                  $.28                   $.49

     Year Ended October 31, 1996 Compared to October 31, 1995

     Summary. Revenues, gross profit, operating income and net income of the Company for the 1996 period increased $34 million (127%), $7.7 million
     (170%),  $2.2  million  (252%),  and  $1.5  million  (179%),  respectively, compared with 1995. These improvements were primarily due to revenue growth through acquisitions of Cataract, Inc. (August 30, 1995) and The Consortium (March 11, 1996) and The Consortium of Maryland, Inc. (May 1, 1996) and Performance Staffing, Inc. (September 13, 1996).

     Corporate level expenses (included with selling, general and administrative expenses) relating to salaries and benefits of personnel responsible for corporate activities, including its acquisition program and certain marketing, administrative and reporting responsibilities were 2.5% of revenues in 1996 as compared to 4.6% of revenues in 1995. This was a 45.7% decrease.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     Management's Discussion and Analysis of
           Financial Condition and Results of Operations - (Continued)


Results of Operations - Continued
     Year Ended October 31, 1996 Compared to October 31, 1995

     Results of operations for the year ended October 31, 1996 reflected a net income of $2,368,000 ($.55 per share) as compared to $849,000 ($.28 per share) for the year ended October 31, 1995. Net income has been calculated after taking into account the effect of the available net operating loss tax carryforward (NOL). Without giving effect to the NOL, the Company's earnings per share, on a fully taxed basis, for the year ended October 31, 1996 and 1995 would have been $.38 and $.18, respectively.

     Gross profit increased by $7.7 million to $12.3 million, or 170.2% for the year ended October 31, 1996 compared to the year ended October 31, 1995. Gross profit as a percentage of revenues was 20.1% for 1996 and 16.9% for 1995. The increased gross profit percentages resulted from higher gross profit margins of the acquired businesses.

     Cost of services increased by $26.4 million to $48.8 million or 118.0% for the year ended October 31, 1996 compared to $22.4 million for the year ended October 31, 1995. This increase resulted from increased sales in 1996. Cost of sales, as a percentage of net revenues, was 79.9% and 83.1% for fiscal years ended October 31, 1996 and 1995, respectively. This improvement resulted from higher gross profit margins of the acquired businesses.

     Selling, general and administrative expenses (SG&A) increased $5.4 million to $8.9 million or 14.6% of revenues for the year ended October 31, 1996 as compared to 13.2% of revenues for the year ended October 31, 1995. The increased SG&A was principally attributable to the aforementioned acquisitions. The increase in SG&A expenses primarily related to the acquisitions and internal growth of the operating companies post acquisition. The increase in SG&A as percentage of revenues (1.4%) resulted from one time charges incurred in connection with the reverse stock split, implementation of a shareholder rights plan and operational integration of the acquired companies.

     Depreciation and amortization increased by $199,000 to $330,000 for the year ended October 31, 1996, compared to $130,000 for the year ended October 31, 1995. This increase was attributable to the amortization of intangible assets incurred with acquisitions. Intangible assets consisted primarily of goodwill and are being amortized over a forty (40) year life.

     Income tax expense increased by $360,000 to $454,000 for the year ended October 31, 1996, compared to $93,500 for the year ended October 31, 1995. This increase was attributable to the higher level of profitability for 1996.

     Interest expense increased by $126,000 to $164,000 for the year ended October 31, 1996, compared to $38,000 for the year ended October 31, 1995. This increase was attributable to funds required for acquisitions as well as the refinancing of acquired companies' working capital debt to more favorable terms and conditions available under the Company's line of credit facility.

     Interest income and other consisted principally of interest income for the year ended October 31, 1995. Interest income declined to $-0- for the year ended October 31, 1996. This decline resulted from the increased working capital requirements necessary to support $13,985,000 of accounts receivable at October 31, 1996.

Results of Operations
     Year Ended October 31, 1995 Compared to October 31, 1994

     Summary. Revenues, gross profit, operating income and net income of the Company of the 1995 period decreased $2.3 million (7.9%), $.8 million (15.6%), $.8 million (46.7%) and $.6 million (40.5%), respectively, compared with 1994.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     Management's Discussion and Analysis of
           Financial Condition and Results of Operations - (Continued)

Results of Operations - Continued
     Year Ended October 31, 1995 Compared to October 31, 1994

     The Company's net sales decreased $2. 3 million or 7.9% from 1994. This results principally from a reduction of services provided to a major customer who in turn has reduced its requirements for contract technical workers. Sales to the major customer decreased by $4.5 million or 57.8% from 1994. The reduction in sales to the major customer was partially offset by sales generated from the 1995 acquisitions of Great Lakes Design, Inc. and Cataract, Inc.

     Cost of sales decreased $1.5 million or 6.2% from 1994. The gross profit percentage for 1995 was 16.9% as compared to 18.4% for 1994. This was a consequence of the reduction in higher gross profit sales mix which was attributed to the decline in sales to the major customer.

     Selling, general and administrative expenses decreased $124,000 or 3.4% from 1994. This resulted from continuing efforts to streamline operating expenses as well as efforts to increase productivity of administrative and support activities.

     Interest expense increased $4,000 or 11.6% from 1994. This resulted from the use of the Company's credit facility in the two months following the acquisition of Cataract, Inc.

     Other, net, included under the caption Other Income (Expense) and consisting principally of interest income, increased $85,000 or 215% from 1994 due to the short term placement of the Company's cash reserves prior to the acquisition of Cataract, Inc.

     Income tax expense decreased $94,000 as a result of the lower level of pre-tax profit for the year ended October 31, 1995.

Seasonal Variations

     The Company's quarterly operating results are affected primarily by the number of billing days in the quarter and the seasonality of its customers' businesses. The Company usually experiences higher revenues in its fourth quarter due to increased economic activity and experiences lower revenues in the first four months of the following year, showing gradual improvement over the remainder of the year.

New Standards

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which is effective beginning in 1996. This statement encourages the fair value based method of accounting for stock options and similar equity instruments granted to employees. This method requires that the fair value of equity instruments granted to employees be recorded as compensation expense. However, the statement allows companies to continue to use the intrinsic value based method which, in most cases, does not result in a charge to earnings. The Company will not adopt the fair value based method of accounting for stock options. However, if the fair value based method of accounting were applied to grants of stock options in 1996, the effect would not be material.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement 121"), which requires companies to review long-lived assets and certain identifiable intangibles to be held, used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted Statement 121, which had no significant effect on the financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     Management's Discussion and Analysis of
           Financial Condition and Results of Operations - (Continued)

Liquidity and Capital Resources

     During the year ended October 31, 1996, working capital increased $3,444,000. This was due primarily to the increased levels of profitability of the Company and the private placement of common stock for $1,000,000. At October 31, 1996, the Company had outstanding borrowings under its credit facility of $2,747,000 as compared to $914,000 as of October 31, 1995, an increase of $1,833,000. The Company, at October 31, 1996, had $562,000 in long term liabilities and had $6,991,000 of loan availability on its $10,000,000 line of credit (increased to $20,000,000 on December 19, 1996).

     During the year ended October 31, 1996, operating activities used $1,917,000 of cash compared to cash provided by operating activities of $1,100,000 during the equivalent period in 1995. The decrease of $3,017,000 was primarily attributable to an increase in accounts receivable and a decrease in accounts payable which were offset by increased levels of profitability, depreciation and amortization during that period compared to the year ended October 31, 1995.

     Cash used for investing activities totaled $1,223,000 for the year ended October 31, 1996 compared to $2,421,000 during the equivalent period in 1995. The decrease was primarily attributable to the increased use of common stock for acquisitions in fiscal year 1996 compared to the equivalent period in 1995.

     Cash provided by financing activities was $2,848,000 for the year ended October 31, 1996 compared to a use of cash of $916,000 during the equivalent period in 1995. The increase was attributable to the private placement of common stock for $1,000,000 and the proceeds from short term borrowings.

     On December 19, 1996, the Company and its subsidiaries entered into an amended and restated loan agreement with Mellon Bank, N.A. for providing a credit facility up to $20,000,000. The agreement expires on June 30, 1999. The credit facility is collateralized by accounts receivable, contract rights and furniture and fixtures together with unlimited guarantees from the Company. The credit facility requires the subsidiaries and the Company to meet certain financial objectives and maintain certain financial covenants with respect to net income, effective net worth, working capital, senior indebtedness to effective net worth ratios, capital expenditures, current assets to current liabilities ratios, consolidated working capital and consolidated tangible net worth. At October 31, 1996, the Company and its subsidiaries were in compliance with all financial objectives and covenants contained in the amended and restated loan agreement.

     Credit facility advances are to be used to meet cash flow requirements for the subsidiaries as well as operating expenses for the Company. The Company believes its present credit facility will sufficiently support its operations and those of its subsidiaries. Borrowing under the credit facility is based on 85% of accounts receivable on which not more than ninety days have elapsed since the date of invoicing. The interest rate charged by the bank, under the amended and restated agreement will be based on the London Interbank Offered Rate ("LIBOR") plus 2.25%.

     The Company's business strategy is to achieve growth both internally through operations and externally through strategic acquisitions. The Company's liquidity and capital resources may be affected in the future as the Company continues to grow through implementation of this strategy which may involve acquisitions facilitated through the use of cash and/or debt and equity securities.

     The  Company  does not  currently  have  material  commitments  for capital expenditures and does not anticipate entering into any such commitments during the next twelve months. The Company continues to evaluate acquisitions of various businesses which are complementary to its current operations. The Company's current commitments consist primarily of lease obligations for office space. The Company believes that its capital resources are sufficient to meet its present obligations and those to be incurred in the normal course of business for the next twelve months.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     Management's Discussion and Analysis of
           Financial Condition and Results of Operations - (Continued)


Liquidity and Capital Resources - (Continued)

     During the third quarter, the Company received a request for contribution in an unspecified amount from the purchaser of a property in 1977 on which the Company had previously conducted the storage and handling of certain aluminum recovery materials. The purchaser has suggested that, based upon an order by the California Regional Water Quality Control Board, the Company's handling and storage of certain materials on the site prior to and after the sale may have contributed to environmental contamination of the ground water on and around the site. Any such contamination was discovered years after the sale.

     Based upon the results of a preliminary examination of the matter, which includes an environmental survey of the property conducted prior to the time of the sale, the Company believes that the site in question complied with all environmental rules and regulations at the time of the sale and that any contamination was likely caused by the operation of the purchaser thereafter.

     The Company continues to examine this matter. Until full evaluation is completed, any possible significance of this matter cannot be determined.

Impact of Inflation

     The effects of inflation on the Company's operations were not significant during the periods presented.

Financial Data

RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

FORM 10-K

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                         Page

Independent Auditors' Report                                             F-2

Consolidated Balance Sheets, October 31, 1996 and 1995                   F-3

Consolidated Statements of Income,
 Years Ended October 31, 1996, 1995 and 1994                             F-5

Consolidated Statements of Changes in Shareholders' Equity,
 Years Ended October 31, 1996, 1995 and 1994                             F-6

Consolidated Statements of Cash Flows,
 Years Ended October 31, 1996, 1995 and 1994                             F-7

Notes to Consolidated Financial Statements                               F-9



Schedules I and II                                                      F-20

                          INDEPENDENT AUDITORS' REPORT




Board of Directors
RCM Technologies, Inc. and Subsidiaries

         We have audited the accompanying consolidated balance sheets of RCM Technologies, Inc. and Subsidiaries (a Nevada corporation) as of October 31, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended October 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RCM Technologies, Inc. and Subsidiaries as of October 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.

         We have also audited Schedules I, and II of RCM Technologies, Inc. and Subsidiaries as of and for each of the three years in the period ended October 31, 1996. In our opinion, these schedules present fairly, in all material respects, the information required to be set forth therein.



/s/ Grant Thornton LLP
Grant Thornton LLP
Philadelphia, Pennsylvania
December 16, 1996
(Except for Note 6 as to which the date is  December  19, 1996 and Note 17 as to which the date is January 7, 1997)

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                            October 31, 1996 and 1995



                                                              ASSETS


                                                                                     1996               1995

Current  assets
     Cash and cash equivalents                                                   $      5,989        $   297,550
     Accounts receivable, net of allowance for doubtful accounts
         of $76,000 - 1996; $15,000 - 1995                                         13,985,445          5,133,662
     Prepaid expenses and other current assets                                        404,198            671,662
                                                                                      -------            -------

         Total current assets                                                      14,395,632          6,102,874
                                                                                   ----------          ---------



Property and equipment, at cost
     Equipment and leasehold improvements                                           1,644,831          1,208,317
     Less: accumulated depreciation and amortization                                1,142,740            763,966
                                                                                    ---------            -------

                                                                                      502,091            444,351
                                                                                      -------            -------


Other assets
     Deposits                                                                          88,039             43,074
     Intangible assets  (net of accumulated amortization
         of $366,337 and $73,492 in 1996 and 1995,
         respectively)                                                              9,420,858          3,711,256
                                                                                    ---------          ---------

                                                                                    9,508,897          3,754,330
                                                                                    ---------          ---------



         Total assets                                                             $24,406,620        $10,301,555
                                                                                  ===========        ===========















                 The accompanying notes are an integral part of these financial statements.
                                      F-3

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS - CONTINUED
                            October 31, 1996 and 1995



                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                    1996               1995

Current liabilities
     Note payable - bank                                                         $  2,746,636      $     914,435
     Accounts payable and accrued expenses                                            734,791            472,107
     Accrued payroll                                                                2,789,725          1,182,934
     Taxes other than income taxes                                                    432,607            205,494
     Income taxes payable                                                             920,439
                                                                                      -------           --------

          Total current liabilities                                                 7,624,198          2,774,970
                                                                                    ---------          ---------

Income taxes payable                                                                  562,312
                                                                                      -------


Shareholders' equity
     Preferred stock, $1.00 par value; 5,000,000 shares authorized;
          no shares issued or outstanding
     Common stock, $0.05 par value; 40,000,000 shares authorized;  4,878,476 and
          3,255,024 shares issued in 1996 and
          1995, respectively                                                          243,924            162,751
     Additional paid-in capital                                                    17,161,105         10,916,692
     Treasury stock, at cost 62,800 shares                                      (      62,821)      (     62,821)
     Accumulated deficit                                                        (   1,122,098)      (  3,490,037)
                                                                                   ----------         ----------

                                                                                   16,220,110          7,526,585
                                                                                   ----------          ---------



          Total liabilities and shareholders' equity                              $24,406,620        $10,301,555
                                                                                  ===========        ===========
















                 The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                   Years Ended October 31, 1996, 1995 and 1994






                                                                  1996              1995               1994
                                                                  ----              ----               ----


Revenues                                                        $61,039,173       $26,915,737        $29,238,995
                                                                -----------       -----------        -----------

Operating Costs and Expenses
     Cost of services                                            48,779,886        22,378,817         23,863,889
     Selling, general and administrative                          8,914,102         3,549,810          3,674,102
     Depreciation and amortization                                  329,680           130,397             93,141
                                                                    -------           -------             ------
                                                                 58,023,668        26,059,024         27,631,132
                                                                 ----------        ----------         ----------

Operating Income                                                  3,015,505           856,713          1,607,863
                                                                  ---------           -------          ---------

Other Income (Expense)
     Interest expense                                       (       163,811)      (    38,158)       (    34,196)
     Other, net                                             (        30,216)          124,050             39,381
                                                                     ------           -------             ------
                                                            (       194,027)           85,892              5,185
                                                                    -------            ------              -----


Income Before Income Taxes                                        2,821,478           942,605          1,613,048
                                                                  ---------           -------          ---------

Income Taxes                                                        453,539            93,500            187,043
                                                                    -------            ------            -------

Net Income                                                     $  2,367,939     $     849,105       $  1,426,005
                                                               ============     =============       ============


Net Income Per Share                                                   $.55              $.28               $.49
                                                                       ====              ====               ====


Weighted average number of
     shares outstanding                                           4,320,571         3,007,969          2,930,276
                                                                  =========         =========          =========















                 The accompanying notes are an integral part of these financial statements.

                             RCM TECHNOLOGIES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   YEARS ENDED OCTOBER 31, 1996, 1995 AND 1994





                                                                             Additional
                                                     Common   Stock          Paid-in         Accumulated         Treasury
                                                 Shares       Amount         Capital         Deficit             Stock
                                                 ------       ------         -------         -------             -----


Balance, October 31, 1993                     2,937,713       146,885        9,727,090       ($5,765,147)        ($62,821)

Exercise of stock options                         5,000           250            5,218

Net income                                                                                     1,426,005
                                              ---------        ------         --------         ---------           ------

Balance, October 31, 1994                     2,942,713       147,135        9,732,308       ( 4,339,142)        ( 62,821)


Issuance of common stock
 in connection with acquisitions                312,311        15,616        1,184,384


Net Income                                                                                      849,105
                                               --------       -------        ---------          -------            ------

Balance, October 31, 1995                     3,255,024       162,751       10,916,692      ( 3,490,037)         ( 62,821)

Exercise of stock options                        10,000           500           15,438

Issuance of common stock
 in connection with acquisitions              1,336,827        66,841        5,242,807

Sale of common stock                            276,625        13,832          986,168

Net Income                                                                                    2,367,939
                                              ---------       -------       ----------         ---------          ------
Balance, October 31, 1996                     4,878,476      $243,924      $17,161,105      ($1,122,098)        ($62,821)
                                              =========      ========      ===========      ===========         ========














              The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   Years Ended October 31, 1996, 1995 and 1994



                                                            1996                 1995                  1994
                                                            ----                 ----                  ----

Cash flows from operating activities:

     Net income                                            $2,367,939          $   849,105            $1,426,005
                                                           ----------          -----------            ----------

     Adjustments  to  reconcile  net  income
       to net cash  provided  by (used in)
       operating activities:
         Depreciation and amortization                        329,680              130,397                93,141
         Provision for losses on accounts
           receivable                                          61,000                                      5,000
         Changes in assets and liabilities:
           Accounts receivable                           (  8,522,460)             854,552               286,638
           Prepaid expenses and other
             current assets                                   267,464        (     405,116  )     (       11,443  )
           Accounts payable and accrued expenses              262,684       (       10,064  )    (         3,807  )
           Accrued payroll                                  1,606,791        (     151,348  )             36,325
           Billings in excess of costs and
             estimated earnings                                              (     148,229  )      (     157,509  )
           Taxes other than income taxes                      227,113       (       18,938  )              1,827
           Income taxes payable                             1,482,751
                                                            ---------               ------                 -----

                                                         (  4,284,977)             251,254               250,172
                                                            ---------              -------               -------


Net cash provided by (used in) operating activities      (  1,917,038)           1,100,359             1,676,177
                                                            ---------            ---------             ---------





















              The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
                   Years Ended October 31, 1996, 1995 and 1994



                                                            1996                 1995                  1994
                                                            ----                 ----                  ----

Cash flows from investing activities:
     Property and equipment acquired                    (     128,264)        (     68,189  )         (  20,619  )
     Increase in deposits                              (       44,965)        (      6,643  )         (     557  )
     Cash paid for acquisitions,
        net of cash acquired                             (  1,049,433)        (  2,345,966  )
                                                            ---------            ---------              ------

     Net cash used in investing activities               (  1,222,662)        (  2,420,798  )         (  21,176  )
                                                            ---------            ---------               ------


Cash flows from financing activities:
       Net borrowing (repayments) under
         short term debt arrangements                       1,832,201              176,278            (   4,703  )
       Repayments of long term debt                                           (  1,092,362  )         (  35,228  )
       Sale of common stock                                 1,000,000
       Exercise of stock options                               15,938                                     5,468
                                                               ------                                     -----

     Net cash  provided by (used in) financing activities   2,848,139        (     916,084  )         (  34,463  )
                                                            ---------        -     -------            -  ------

Net increase (decrease) in cash
      and cash equivalents                              (     291,561)        (  2,236,523  )         1,620,538

Cash and cash equivalents at beginning of year                297,550            2,534,073              913,535
                                                              -------            ---------              -------

Cash and cash equivalents at end of year                $       5,989          $   297,550           $2,534,073
                                                        =============          ===========           ==========


Supplemental cash flow information:
     Cash paid for:
       Interest expense                                   $   163,811         $     36,738           $   34,196
       Income taxes                                       $   726,332          $   220,498           $  123,049

       Acquisitions:
         Fair value of assets acquired                     $7,302,476           $5,218,694
         Liabilities assumed                                6,253,043            2,872,728
                                                            ---------            ---------

         Cash paid, net of cash acquired                   $1,049,433           $2,345,966
                                                           ==========           ==========











              The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1996, 1995 and 1994

1.  Summary of Significant Accounting Policies

     Business

     RCM Technologies, Inc. (the "Company"), through its wholly-owned subsidiaries, is a nationwide provider of temporary and contract personnel to businesses, professional and service organizations, manufacturers and public utilities. The Company principally focuses its staffing services in the Professional Engineering and Technical, Information Technology, Health Care and General Staff Support sectors.

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Property and Equipment

     Depreciation of equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives on the straight-line basis. Estimated useful lives range from three to ten years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

     Income Taxes

     The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     Revenue Recognition

     Revenue is recognized concurrently with the performance of services. When the Company enters into long-term contracts for the supply of temporary personnel, billings are rendered for employee hours worked according to contractual billing rates. Billings in excess of costs and estimated earnings on cost plus fixed fee contracts represents billings in excess of revenue recognized. Labor and overhead costs, and earnings on contracts with government contractors are subject to audit by the primary contractor or a division of the United States government.

     Profit Sharing Plan

     The Company sponsors a defined contribution plan (401-K Plan). Participation in the plan is available to all eligible employees as defined in the plan. Company contributions to the plan are based on a percentage of the employee's contributions to the plan subject to management's election to make a contribution. There were no contributions charged to operations by the Company for fiscal years ended October 31, 1996, 1995 and 1994.

     Cash Equivalents

     For purposes of presenting the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1996, 1995 and 1994

1.  Summary of Significant Accounting Policies - (Continued)

     Earnings  per Share

     Earnings per share of common stock are based on the weighted average number of shares of common stock and dilutive common share equivalents (which arise from stock options) outstanding during the years. No further dilution resulted from a computation of fully diluted earnings per share. The number of shares used to compute earnings per share was 4,320,571; 3,007,969 and 2,930,276 for the years ended October 31, 1996, 1995, and 1994, respectively.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Intangible Assets

     Intangible assets primarily consist of goodwill associated with the acquired businesses. Goodwill is amortized on a straight-line basis over 40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the estimated shortfall of cash flows.

     Other intangible assets consist primarily of non-compete agreements, which are amortized over the term of the respective agreements. Amortization expense for fiscal years 1996, 1995 and 1994 was $211,337; $48,928 and $4,136, respectively.

     Fair Value of Financial Instruments

     The carrying value of financial instruments approximates fair value. The Company's financial instruments are accounts receivable, accounts payable and long-term debt. The Company does not have any off-balance sheet financial instruments or derivatives.

     New Standards

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock- Based Compensation, which is effective beginning in 1996. This statement encourages the fair value based method of accounting for stock options and similar equity instruments granted to employees. This method requires that the fair value of equity instruments granted to employees be recorded as compensation expense. However, the statement allows companies to continue to use the intrinsic value based method which, in most cases, does not result in a charge to earnings. The Company will not adopt the fair value based method of accounting for stock options. However, if the fair value based method of accounting were applied to grants of stock options in 1996, the effect would not be material.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("Statement 121"), which requires companies to review long-lived assets and certain identifiable intangibles to be held, used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has adopted Statement 121, which had no significant effect on the financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1996, 1995 and 1994


2.   Stock Split

     In April 1996, the Board of Directors, with stockholder approval, amended the Company's Articles of Incorporation to effect a one-for-five reverse split of common stock whereby each five shares of issued and outstanding common stock were exchanged for one share of common stock. The amendment had no effect on the number of authorized shares and the par value of the common stock.

     All references in the financial statements to weighted average number of shares outstanding, earnings per share amounts and stock option data have been restated to reflect the reverse split.


3.   Sale of Common Stock

     On February 5, 1996, the Company issued and sold 276,625 shares of common stock to Limeport Investments, LLC in a Private Placement transaction for $1,000,000 ($3.615 per share). The purchase price was based on a twenty percent discount to the twenty day average closing price prior to the purchase of the shares. The shares are restricted securities; however, the Company has agreed to register such shares by filing a shelf registration statement by February 15, 1997. The President of the Company, Leon Kopyt, has been granted certain voting rights over these shares as long as they remain owned by Limeport Investments, LLC.


4.   Acquisitions

     During the three year period ended October 31, 1996, the Company acquired five businesses in the staffing services industry. These acquisitions, which are described below, have been accounted for as purchases and, accordingly, the results of operations of the acquired companies have been included in the consolidated results of operations of the Company from the dates of acquisition.

     On March 11, 1996, the Company acquired all of the outstanding shares of The Consortium, a specialty provider of information technology and health care personnel servicing private sector and government clients in the greater metropolitan New York region.

     The consideration paid to the former shareholders of The Consortium consisted of 1.3 million restricted shares of the Company's common stock, valued at $5,000,000, in exchange for all of the outstanding capital stock of The Consortium. The Company has agreed to file a shelf registration statement by February 15, 1997, permitting the sale of $600,000 in value of securities during the period April 1997 through March 1998. Thereafter, the remainder of these shares are subject to significant restrictions on resale through March 11, 1999. The cost in excess of net assets acquired of $4,940,700 is included in the Company's Consolidated Balance Sheet as "Intangible Assets" and is being amortized over a 40 year period.

     On May 1, 1996, the Company acquired The Consortium of Maryland, Inc. ("Consort MD"), a specialty provider of information technology personnel services to major U.S. Corporations in the greater metropolitan Washington, D.C. region. Consort MD was not related or affiliated with The Consortium. The acquisition was completed through a merger transaction (the "Merger") pursuant to which Consort MD was merged with and into a newly- created subsidiary of the Company, which then concurrently changed its name to "The Consortium of Maryland, Inc."

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1996, 1995 and 1994


4.    Acquisitions - (Continued)

     The Merger consideration paid to the former shareholder of Consort MD at the closing consisted of $621,500 cash and 34,327 restricted shares of the Company's common stock valued at $377,597 . Additional merger consideration, consisting of additional shares of stock having value equal to tangible net worth of Consort MD as of the Merger date, will be paid in the amount of approximately $250,000 to the former shareholder of Consort MD. The Company has agreed to file a registration statement by May 1, 1998 permitting the sale of the restricted shares.

     On September 13, 1996, the Company acquired all the assets and assumed all of the liabilities of Performance Staffing, Inc. ("PSI"). The consideration paid to the former shareholders of PSI consisted of 2,500 shares of restricted shares of the Company's common stock valued at $21,000. There is contingent consideration of $10,000, which is payable upon the collection of not less than 93% of all of the outstanding accounts receivables billed by PSI prior to acquisition by the Company.

     On December 15, 1994, the Company purchased certain operating assets of Great Lakes Design, Inc. for $200,000 in the form of a $150,000 note payable and $50,000 in cash. In addition, the Company will share with the seller a portion of the operating income of the Great Lakes Design operating unit for a period of five years after acquisition. Costs in excess of assets acquired of $52,800 are being amortized over a period of forty years. A non-compete covenant of $107,100 is being amortized over a five year period. The note payable is uncollateralized, bears interest at 8% per annum and is payable in quarterly installments of $20,490, including interest, with a final maturity date of December 1, 1996.

     On August 30, 1995, the Company acquired Cataract, Inc., a supplier of management, engineering, design and technical services to the nuclear power, fossil fuel, electric utilities and process industries. The acquisition was completed through a merger transaction pursuant to which Cataract, Inc. was merged with and into a newly-created subsidiary of the Company, which then concurrently changed its name to "Cataract, Inc."

     The consideration payable to the former shareholders of Cataract, Inc. consisted of $2,000,000 cash and 312,311 restricted shares of the Registrant's common stock (the "Shares"), valued at $1,200,000. The cost in excess of net assets acquired was $3,385,966. The cost in excess of net assets acquired is being amortized over a 40 year period. The shares issued to the former Cataract, Inc. shareholders have been pledged to the Company for a period of three years to secure the performance of certain conditions subsequent to the merger relating to the achievement of certain levels of sales revenues that have been warranted by the former Cataract, Inc. shareholders.

     Following the expiration of the pledge period, the Shares are to be placed in a voting trust until the earlier of: (i) the public or private sale of such Shares in open market transactions to unaffiliated third parties; or
     (ii) the resignation or removal from office of Leon Kopyt, currently Chief Executive Officer and President of the Registrant. Notwithstanding the above, one-third of the Shares shall be released from trust commencing upon the fifth anniversary of the closing, and thereafter an additional one-third of the Shares shall be released from trust upon each of the sixth and seventh annual anniversaries of the closing date.

     During the period in which the Shares are subject to pledge and the voting trust, the Shares are to be voted by the Registrant's Board of Directors on behalf of the former shareholders of Cataract, Inc.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1996, 1995 and 1994


4.   Acquisitions - (Continued)

     The following unaudited results of operations have been prepared assuming the acquisitions had occurred as of the beginning of the periods presented. Those results are not necessarily indicative of results of future operations nor of results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented.

                                                                                  Year Ended October 31,

                                                                                1996                    1995
                                                                                ----                    ----

     Revenues                                                                  $75,075,000           $77,883,000
     Net income                                                                $ 2,764,000           $ 2,059,000
     Income per common share                                                          $.57                  $.45


5.   Property and Equipment

     Property and equipment is comprised of the following:
                                                                                         October 31,
                                                                                 1996                   1995
                                                                                 ----                   ----
         Office equipment                                                       $1,453,711            $1,017,197
         Capitalized lease                                                         174,873               174,873
         Leasehold improvements                                                     16,247                16,247
                                                                                    ------                ------
                                                                                 1,644,831             1,208,317
         Less: accumulated depreciation and amortization                         1,142,740               763,966
                                                                                 ---------               -------

                                                                               $   502,091           $   444,351
                                                                               ===========           ===========


 6.  Note Payable - Bank


     The note payable is the outstanding amount pursuant to a bank revolving line of credit agreement expiring in 1998. Borrowing under the credit facility is based on 85% of accounts receivable on which not more than ninety days have elapsed since the date of invoicing. The credit facility is collateralized by accounts receivable, contract rights and furniture and fixtures with unlimited guarantees from the Company. The credit facility requires the subsidiaries and the Company to meet certain objectives with respect to financial ratios and earnings. The interest rate charged by the bank at October 31, 1996 and 1995 was at the prime rate (effective rate of 8.25% and 8.75%, respectively). At October 31, 1996, there was $6,991,000 available under the credit facility.

     On December 19, 1996, the Company and its subsidiaries entered into an amended and restated agreement with Mellon Bank, N.A. for providing a credit facility in the maximum amount of $20,000,000, increased from $10,000,000 at October 31, 1996. The agreement expires on June 30, 1999. The interest rate charged by the bank, under the amended and restated agreement will be based on the London Interbank Offered Rate ("LIBOR") plus 2.25%.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1996, 1995 and 1994

7.   Shareholder Rights Plan

     On March 14, 1996, the Board of Directors of the Company declared a dividend of one Common Share Purchase Right ("Right") for each outstanding share of common stock of the Company. Each Right entitles stockholders to buy one share of common stock at an exercise price of $3.00. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock. The Company will be entitled to redeem the Rights at one cent per Right at any time before a 15% or greater position has been acquired.

     The dividend distribution was made on April 1, 1996, to shareholders of record at the close of the business on that date. The Rights expire April 1, 2006.

 8.  Shareholders' Equity

     Common shares reserved

     Shares of unissued common stock were reserved for the following purposes:

                                   October 31,
                                    1996 1995
                                                                                  ----                  ----
         Exercise of warrants                                                      157,342               157,342
         Exercise of options outstanding                                           214,400               163,300
         Future grants of options                                                  760,300                74,100
                                                                                   -------                ------

         Total                                                                   1,132,042               394,742
                                                                                 =========               =======

     Warrants

     At October 31, 1996 and 1995, the Company had 786,709 warrants outstanding to purchase 157,342 shares of the Company's common stock. As a result of the reverse stock split (see note 2) each warrant continues to have an exercise price of $3.00 per share, but five warrants are needed to convert to one share of common stock. The warrants expire on April 1, 1997 unless otherwise extended by the Board of Directors.

     Incentive Stock Option Plans

     On February 27, 1986, the shareholders approved the RCM Technologies, Inc. 1986 Incentive Stock Option Plan ("1986 Plan") which authorizes the issuance not later than October 30, 1995 of up to 60,000 shares of Common Stock to officers, directors and key employees of the Company and its subsidiaries.

     On April 23, 1992, the shareholders approved the RCM Technologies, Inc. 1992 Incentive Stock Option Plan ("1992 Plan") which authorizes the issuance not later than February 13, 2002 of up to 100,000 shares of Common Stock to officers, directors and key employees of the Company and its subsidiaries. The 1986 and 1992 Plans contain substantially the same terms. Options under all plans are intended to be incentive stock options pursuant to Section 422A of the Internal Revenue Code. The option terms for all plans cannot exceed ten years and the exercise price cannot be less than 100% of the fair market value of the shares at the time of grant.

     On May 19, 1994, the shareholders approved the RCM Technologies, Inc. 1994 Nonemployee Directors Stock Option Plan ("1994 Plan") as a means of recruiting and retaining nonemployee directors of the Company. There are 80,000 shares of Common Stock reserved under the plan for issuance no later than July 19, 2004. All director stock options are granted at fair market value at the date of grant. The exercise of options granted is contingent upon service as a director for a period of one year. If the optionee ceases to be a director of the Company, any option granted shall terminate.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1996, 1995 and 1994

8.   Shareholders' Equity - (Continued)

     Incentive Stock Option Plans - (Continued)

     On August 15, 1996, the Board of Directors approved the RCM Technologies, Inc. 1996 Executive Stock Plan ("1996 Plan") which authorizes the issuance not later than August 15, 2006 of up to 750,000 shares of Common Stock to officers and key employees of the Company and its subsidiaries. Effective November 21, 1996, the Chief Executive Officer, Mr. Kopyt, was granted 500,000 options pursuant to the 1996 Plan.


     Transactions related to all stock options are as follows:

                                                                1996                  1995               1994
                                                                ----                  ----               ----
         Outstanding options at beginning of year               163,300               173,300            106,000
         Granted                                                 61,100                50,300             80,000
         Forfeited                                                                  (  60,300)        (    7,700  )
         Exercised                                            (  10,000)                              (    5,000  )
                                                                 ------              --------              -----
         Outstanding options at end of year                     214,400               163,300            173,300
                                                                =======               =======            =======

         Exercisable options at October 31,                     141,300                87,000             93,300
                                        ===                     =======                ======             ======

         Option grant price per share                             $1.09                 $1.09              $1.09
                                                               to $8.13             to $19.84          to $19.84


 9.  Commitments

     Employment Contract and Termination Benefits Agreement

     The Company has employment agreements with its President and certain senior executives with a latest expiration date of February 28, 1999. The agreement with the President provides for a bonus based on pre-tax earnings. No maximum compensation limit exists. The aggregate commitment for future salaries at October 31, 1996, excluding bonuses, was $1,660,000. In addition, an option plan is available for all employees to receive stock options resulting from recommendations by the Compensation Committee of the Board of Directors.

     The Company has a termination benefits agreement with the President which grants him the right to receive up to 2.99 times the average aggregate annual compensation as reported for federal income tax purposes for the past five years plus continuation of certain benefits, and provides for the surrender of stock options in exchange for the payment by the Company of the difference between the option price and the share price on the date of change of control (as defined) within a period of five years thereafter or termination (as defined), which ever is higher. The maximum contingent liability for salary and incentive compensation is approximately $1,452,000.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1996, 1995 and 1994

9.   Commitments - (Continued)

     Operating leases

     The Company leases office facilities and various equipment under noncancellable leases expiring at various dates through October 29, 2006. Certain leases are subject to escalation clauses based upon changes in various factors. The minimum future annual operating lease commitments for leases with noncancellable terms in excess of one year, exclusive of escalation, are as follows:

     Year ending October 31,                                                                              Amount
     -----------------------                                                                              ------
         1997                                                                                           $583,800
         1998                                                                                            420,100
         1999                                                                                            264,300
         2000                                                                                            213,900
         2001                                                                                            188,400
         Thereafter                                                                                    1,023,000
                                                                                                       ---------
         Total                                                                                        $2,693,500
                                                                                                      ==========

      Rent expense for the years ended October 31, 1996, 1995 and 1994 was $498,042, $354,267, and $336,662, respectively.

10.  Major Customers

     Sales to major clients for the years ended October 31, 1996, 1995 and 1994 were as follows:

         For the year ended October 31, 1996, one client contributed $7,776,000 or 12.7% of total sales. Accounts receivable from the client represented 13.3% of the total trade accounts receivable at October 31, 1996.

         For the year ended October 31, 1995, three clients contributed $3,300,000, $2,061,000 and $1,347,000, respectively (an aggregate of
         $6,708,000 or 24.9% of total sales). Accounts receivable from these three clients represented 8.1% of the total trade accounts receivable at October 31, 1995.

         For the year ended October 31, 1994, three clients contributed $7,811,000, $2,950,000 and $2,095,000, respectively (an aggregate of
         $12,856,000 or 44.0% of total sales).

11.  Related Party Transactions

     A director of the Company is a shareholder in a law firm that rendered various legal services to the Company. Fees paid to the law firm have not been significant.

12.  Income Taxes
     The components of income tax expense are as follows:

                                                                            Year ended October 31,
                                                                  1996                1995               1994
                                                                  ----                ----               ----
     Current
         Federal                                                $  48,000           $  10,000          $  27,000
         State and local                                          405,539              83,500            160,043
                                                                  -------              ------            -------
     Total income tax expense - current                          $453,539           $  93,500           $187,043
                                                                 ========           =========           ========
                                      F-16

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1996, 1995 and 1994

12.  Income Taxes - (Continued)

     The income tax provisions reconciled to the tax computed at the statutory Federal rate was:

                                                                  1996                1995               1994
                                                                  ----                ----               ----

     Tax at statutory rate                                           34.0%               34.0%              34.0  %
     State income taxes, net of  Federal
         income tax benefit                                           9.4                 5.8                6.5
     Provision for doubtful accounts                                   .3                                     .1
     Net operating loss carry-overs                               (  32.4)            (  32.3)           (  31.3  )
     Other, net                                                       4.8                 2.4                2.3
                                                                      ---                 ---                ---

                                                                     16.1%                9.9%              11.6  %
                                                                     ====                 ===               ====


     At October 31, 1996, the net operating loss carry-overs available to offset regular taxable income and tax credit carry-overs available to offset regular or alternative minimum federal taxes are as follows:

     Expiration                                                                 Net Operating          Tax
        Date                                                                       Loss              Credits
        ----                                                                       ----              -------
     1997-2004                                                                 $                    $53,100
     2005                                                                                            20,000
     2007                                                                         300,000
     ----                                                                         -------

     Total                                                                     $  300,000           $73,100
                                                                               ==========           =======

     Should there be a change in control as defined in the Internal Revenue Code, utilization of such losses could be limited. Net operating losses for alternative minimum tax purposes at October 31, 1996 are approximately $270,000.

     Significant components of the Company's deferred tax assets at October 31, 1996 and 1995 are as follows:

                                                                                      1996               1995
                                                                                      ----               ----

         Deferred tax assets due to:
              Net operating loss carry-over                                          $102,000         $1,019,800
              Tax credit carry-over                                                    73,100             73,100
              Depreciation of property and equipment                                   20,000             23,200
              Other                                                                                       46,887
                                                                                      -------          ---------
                                                                                      195,100          1,162,987
         Less:  100% valuation allowance                                              195,100          1,162,987
                                                                                      -------          ---------
         Total net deferred tax assets                                               $                 $
                                                                                      =======           ========
     The valuation  allowance was decreased during 1996 and 1995 by $967,887 and
     $316,286,  respectively,  due to the  utilization  of  net  operating  loss carry-overs and the reversal of temporary differences.

                                      F-17

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1996, 1995 and 1994


13.  Selected Quarterly Financial Information (Unaudited)


     Year Ended October 31, 1996

                                               Sales            Profit             Net Income      Per Share *
                                                -----            ------             ----------      -----------

     1st Quarter                              $  9,776,507     $  1,790,629         $   501,863             $.15
     2nd Quarter                                13,785,626        2,473,426             386,736              .09
     3rd Quarter                                17,378,155        3,798,231             684,937              .14
     4th Quarter                                20,098,885        4,197,002             794,403              .16
     -                                          ----------        ---------             -------              ---

     Total                                     $61,039,173      $12,259,288          $2,367,939             $.55
                                               ===========      ===========          ==========             ====


     Year Ended October 31, 1995

                                                                Gross                               Net Income
                                                Sales            Profit             Net Income      Per Share *
                                                -----            ------             ----------      -----------

     1st Quarter                              $  6,692,756       $1,150,362            $229,015             $.08
     2nd Quarter                                 6,280,172        1,155,413             277,724              .05
     3rd Quarter                                 5,015,376          894,096              69,716              .02
     4th Quarter                                 8,927,433        1,337,049             272,650              .08
     -                                           ---------        ---------             -------              ---

     Total                                     $26,915,737       $4,536,920            $849,105             $.28
                                               ===========       ==========            ========             ====

* Per share data is  adjusted to reflect  the one for five  reverse  stock split
(note 2). Total of quarterly amounts do not agree to the annual amount due to separate quarterly calculations of weighted average shares outstanding.

14.  Other Income (Expense)

     Included in Other Income (Expense) is Interest Income in the amount of $116; $142,810 and $57,810, respectively for years ended October 31, 1996, 1995 and 1994.


15.  Self-Funded Group Medical Insurance

     Cataract, Inc. provides group medical insurance to its employees on a self-funded basis up to $30,000 per insured individual to an annual aggregate limitation of $242,000. Amounts in excess of these thresholds are covered by insurance. Management believes that adequate reserves have been recorded to cover claims incurred but not reported as of October 31, 1996.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         October 31, 1995, 1994 and 1993



16.  Contingency

     During the third quarter, the Company received a request for contribution in an unspecified amount from the purchaser of a property in 1977 on which the Company had previously conducted the storage and handling of certain aluminum recovery materials. The purchaser has suggested that, based upon an order by the California Regional Water Quality Control Board, the Company's handling and storage of certain materials on the site prior to and after the sale may have contributed to environmental contamination of the ground water on and around the site. Any such contamination was discovered years after the sale.

     Based upon the results of a preliminary examination of the matter, which includes an environmental survey of the property conducted prior to the time of the sale, the Company believes that the site in question complied with all environmental rules and regulations at the time of the sale and that any contamination was likely caused by the operation of the purchaser thereafter.

     The Company continues to examine this matter. Until full evaluation is completed, any possible significance of this matter cannot be determined.

17.  Subsequent Event (Unaudited)

     On  January  7, 1997 the  Company  purchased  Programming  Alternatives  of
     Minnesota, Inc. ("PAMI"), a privately-held, specialty provider of information technology consultants, particularly those with high demand client-server skills. The purchase price was $4,500,000 plus $1,625,000 of contingent consideration in the form of a three year promissory note. The agreement provides for additional purchase price consideration upon the attainment of certain earnings targets at the end of each twelve month period following the closing, for a period of three years. Any additional consideration paid will be recorded as additional purchase price. Based upon current monthly revenue figures provided by management of PAMI, the revenues for the year ended December 31, 1996 are estimated to be approximately $10 million.

                                   SCHEDULE I

                     RCM TECHNOLOGIES, INC. (PARENT COMPANY)
                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                                  BALANCE SHEET
                            October 31, 1996 and 1995

                                     ASSETS

                                                                                      1996             1995
                                                                                      ----             ----

Current assets
     Cash                                                                       $         8,586    $       1,733
     Prepaid expenses and other assets                                                  132,663          134,937
                                                                                        -------          -------

         Total current assets                                                           141,249          136,670
                                                                                        -------          -------

Other assets
     Deposits                                                                             5,695            5,495
     Long-term receivables from affiliates                                           16,073,166        8,188,366
                                                                                     ----------        ---------

                                                                                     16,078,861        8,193,861
                                                                                     ----------        ---------

         Total assets                                                               $16,220,110       $8,330,531
                                                                                    ===========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY


Share in deficiency in assets of subsidiaries                                        __________           803,946
                                                                                                          -------

Shareholders' equity
     Common stock                                                                       243,924          813,756
     Additional paid in capital                                                      17,161,105       10,265,687
     Accumulated deficit                                                         (    1,122,098)    (  3,490,037  )
                                                                                      ---------        ---------
                                                                                     16,282,931        7,589,406
     Less: treasury stock                                                                62,821           62,821
                                                                                         ------           ------

     Total shareholders' equity                                                      16,220,110        7,526,585
                                                                                     ----------        ---------

     Total liabilities and shareholders' equity                                     $16,220,110       $8,330,531
                                                                                    ===========       ==========














The "Notes to Consolidated Financial Statements" of RCM Technologies, Inc. and subsidiaries are an integral part of these statements.
                                      F-20

                                   SCHEDULE I

                     RCM TECHNOLOGIES, INC. (PARENT COMPANY)
                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                             STATEMENT OF OPERATIONS
                   Years Ended October 31, 1996, 1995 and 1994





                                                            1996                 1995                  1994
                                                            ----                 ----                  ----

Operating expenses
     Administrative                                       $   139,280         $     31,780           $   116,418
                                                          -----------         ------------           -----------

Operating loss                                            (   139,280)        (     31,780  )        (   116,418  )
                                                              -------               ------               -------


Miscellaneous expense                                     (    10,261)        (      3,678  )        (     7,299  )
                                                               ------                -----                 -----
                                                          (    10,261)        (      3,678  )        (     7,299  )
                                                               ------                -----                 -----

Loss before management fee income                         (   149,541)        (     35,458  )        (   123,717  )

Management fee income                                         149,541               35,458               123,820
                                                              -------               ------               -------

Income before income taxes                                                                                   103

Income taxes                                                                                                 103
                                                                                                             ---

Income before income in subsidiaries

Equity in earnings in subsidiaries                          2,367,939              849,105             1,426,005
                                                            ---------              -------             ---------

Net income                                                 $2,367,939          $   849,105            $1,426,005
                                                           ==========          ===========            ==========

















The "Notes to Consolidated Financial Statements" of RCM Technologies, Inc. and subsidiaries are an integral part of these statements.

                                   SCHEDULE I

                     RCM TECHNOLOGIES, INC. (PARENT COMPANY)
                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                             STATEMENT OF CASH FLOWS
                   Years Ended October 31, 1996, 1995 and 1994


                                                            1996                 1995                  1994
                                                            ----                 ----                  ----

Cash flows from operating activities:

Net income                                                 $2,367,939          $   849,105            $1,426,005
                                                           ----------          -----------            ----------

Adjustments  to  reconcile   net  income  to
 net  cash  provided  by  operating
     activities:

     Changes in operating assets and liabilities:
         Prepaid expenses and other assets                      2,274    (           2,625  )                530
         Accounts payable and accrued expenses                            (         11,108  )    (         4,681  )
         Income taxes payable                                                                    (         1,800  )
                                                                                                 -         -----
                                                                2,274     (         13,733  )    (         5,951  )
                                                                -----     -         ------       -         -----


     Net cash provided by operating activities              2,370,213              835,372             1,420,054
                                                            ---------              -------             ---------

Cash flows from investing activities:

     Increase in deposits                                                                      (              95  )
     Share in deficiency in assets of
         subsidiaries                                    (  2,367,939)     (       849,105  )       (  1,426,005  )
     Decrease (increase) in long-term
         receivables from subsidiaries                   (  1,025,065)               8,042                   399
                                                            ---------                -----                   ---

     Net cash used in
          investing activities                           (  3,393,004)     (       841,063  )       (  1,425,701  )
                                                            ---------              -------             ---------

Cash flows from financing activities:

     Sale of common stock                                   1,000,000

     Exercise of stock options                                 15,938                                      5,468
                                                               ------                                      -----

     Net cash provided by financing activities              1,015,938                                      5,468
                                                            ---------                                      -----

Net decrease in cash and equivalents                  (         6,853)   (           5,691  )   (            179  )

Cash and equivalents at beginning of year                       1,733                7,424                 7,603
                                                                -----                -----                 -----

Cash and equivalents at end of year                     $       8,586      $         1,733         $       7,424
                                                        =============      ===============         =============



The "Notes to Consolidated Financial Statements" of RCM Technologies, Inc. and subsidiaries are an integral part of these statements.

                                   SCHEDULE II

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                   Years Ended October 31, 1996, 1995 and 1994





 Column A                        Column B                Column C                     Column D         Column E
 --------                        --------                --------                     --------         --------

                                                         Additions
                                                         ---------

                                Balance at        Charged to       Charged to                         Balance at
                                 Beginning        Costs and         Other                              End of
Description                     of Period          Expenses         Accounts         Deduction         Period
-----------                     ---------          --------         --------         ---------         ------


Year Ended October 31, 1996
---------------------------

Allowance for doubtful
 accounts on trade
 receivables                    $   15,000        $   15,320                         $   76,320       $   76,000


Year Ended October 31, 1995
---------------------------

Allowance for doubtful
 accounts on trade
 receivables                    $   15,000        $   40,310                         $   40,310       $   15,000


Year Ended October 31, 1994
---------------------------

Allowance for doubtful
 accounts on trade
 receivables                    $   10,000        $   92,707                         $   97,707       $   15,000
